Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Cameroon: Total Awarded New Offshore Exploration Block
Paris, July 21, 2009 — Total announces that its 75.8% — owned affiliate, Total Exploration & Production Cameroon, has been awarded by the Ministry of Industry, Mining and Technological Development of Cameroon the Lungahe exploration block in the offshore Rio del Rey basin. Total Exploration & Production Cameroon will operate this block with a 100% participation stake.
The 83.6 square—kilometre block is located near concessions and permits operated by Total in Cameroon.
Entering into this block allows Total to consolidate its presence in the areas where the Group has operations.
Total Exploration & Production in Cameroon
Total has been a producer in Cameroon since 1977 and operated close to 60,000 barrels per day (b/d) in 2008, nearly 65% of the country’s overall production.
In November 2008, Total Exploration & Production Cameroon obtained the exclusive authorisation to operate the Dissoni field (37.5%, operator).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com